

TAKING THE LEAD TOGETHER

Dear Fellow Shareholder,

For Clean Harbors, 2002 was a year of intense activity and tremendous accomplishment. Tripling the Company's size by acquiring Safety-Kleen's Chemical Services Division (CSD), we established Clean Harbors as one of North America's largest providers of environmental services and the largest operator of hazardous waste management services in North America—reshaping our industry's competitive landscape in the process. We extended Clean Harbors' geographic reach to every corner of the continent. We increased our penetration in virtually every market segment. And we expanded our customer base to over 30,000, including most of the Fortune 500.

We have completed numerous acquisitions since our founding in 1980, but the purchase of CSD was our largest and most strategic. Against a backdrop of recession and faltering economic recovery, coupled with the difficult environment in the capital markets, the CSD acquisition was by far the most complex and challenging as well. Nonetheless, we were able to secure a total of $280 million in financing to close the transaction.

For the full year, which included CSD for approximately four months, we reported record revenues of $350.1 million. In closing the CSD acquisition, we recorded a $28.7 million extraordinary loss for debt retirement costs plus one-time restructuring and other acquisition-related charges of $6.1 million. This resulted in a net loss for the year of $28.2 million and loss per diluted share of ($2.42). Excluding the extraordinary loss and restructuring and other acquisition charges, net income for the year was $2.6 million.

As a result of the acquisition, we begin our first full year as a combined organization with the industry's strongest asset infrastructure—over 100 service locations, including more than 50 waste management facilities in the United States, Canada, Mexico and Puerto Rico—and 4,000 talented employees. Having added CSD's four incineration facilities with six incinerators, we are first in North America in waste incineration volume with seven incinerators and significant market share. The nine landfill facilities we acquired with CSD provide us with a 25% to 30% share of North America's hazardous waste landfill market. And, with the inclusion of six CSD facilities for wastewater treatment, we are the second largest in this market with a 17% share.

In addition to expanding our scale and market position, the CSD acquisition presents us with the potential to realize numerous operational synergies. Early in the integration process, we were pleasantly surprised by the cultural similarities between Clean Harbors and CSD. These similarities have already made it easier than we had anticipated to share information, increasing our confidence in the quality of the human and physical assets we have acquired while speeding the execution of our integration plan.

That plan calls for realizing integration synergies by trimming overhead, as well as by eliminating redundant waste collection sites, closing sales offices and pruning in other areas. We also expect to realize savings from planned sourcing and increased purchasing power. And from a strategic standpoint, we are confident that, by applying Clean Harbors' industry-leading IT systems and business model, we can generate substantial increases in infrastructure utilization across the Company.

We also plan to leverage our expanded infrastructure in order to internalize waste streams that we have historically outsourced. One of the most gratifying realizations of the integration process is that we have the potential to internalize virtually all of the waste streams of the combined Company—and thus generate greater costs savings and competitive advantage for Clean Harbors. All told, we expect our integration synergies to produce a total savings of $50 million in 2003, with the potential for an additional $35 million in 2004.

Over these two upcoming years, we anticipate seeing more of the changes that have been sweeping across the hazardous waste industry since the new millennium began. The 1990s were characterized by excess capacity throughout the industry, especially within the incineration market. In addition, the 1990s were years in which a slowdown in new governmental regulations and lack of forceful industry leadership tended to depress demand for hazardous waste and environmental services.

Looking forward, the introduction of tougher Maximum Achievable Control Technology (MACT) standards and stricter hazardous waste disposal regulations in Canada promise to accelerate the pace of industry change. Along with everyone in the industry, Clean Harbors will be making substantial investments in meeting the MACT standards. Compliance with MACT is likely to require a number of large waste producers to upgrade their aging facilities. We believe that some of these large waste producers will find an upgrade too costly and instead choose to close their facilities and outsource the handling of their waste.

Clean Harbors is in an excellent position to meet this need. We have expanded our infrastructure—and thus, our proximity to customers—at a time when overall capacity has been shrinking. Through the innovative use of our proprietary technology, we have developed an expertise in real-time hazardous waste tracking that truly differentiates our services. For companies that are seeking to manage their environmental responsibilities for greatest security and efficiency, there is no better choice than Clean Harbors.

We will be working to capitalize on our competitive advantages in 2003. Our primary objectives are to expand our Canadian business, rationalize our pricing, and position Clean Harbors to refinance its senior and subordinated debt. We will also continue to enhance our veteran management team—which averages 15 years of industry experience at the senior level—to efficiently manage our much larger Company. At the same time, we expect to achieve growth in all of our service lines while continuing our tradition of excellence in employee health and safety and in regulatory compliance.

Thanks to our customer-oriented culture and the hard work of our combined team of Clean Harbors and CSD employees, we have begun to transform Clean Harbors, as well as the hazardous waste and environmental services industry, for the better. The following pages of this annual report elaborate on our formula for success: strong corporate culture, technology leadership, innovative services and close customer relationships. By continuing to deliver on this formula, we have the potential to further secure the leadership position in our industry and provide our environmental services and solutions to an even stronger and more diverse customer base. With the dedication of our employees, and with your support as shareholders, I am confident that we will accomplish these goals.

Sincerely,
Alan S. McKim

Chairman and Chief Executive Officer
Clean Harbors, Inc.
April 1, 2003


LETTER FROM THE PRESIDENT

LEADING BY EXAMPLE



At the Forefront in Environmental Management

What makes a leader? In the environmental services industry, true leadership is measured not by revenue or market share, but by the experience, expertise and innovation a company brings to the project. For more than two decades, Clean Harbors has come to embody these attributes, steadily growing in size and reach, yet remaining faithful to its roots of doing whatever is necessary to finish the job right.

In the early '80s, when EPA regulations were forcing chemical manufacturers and petroleum companies to reexamine their business practices, Clean Harbors was able to deliver a powerful combination of responsiveness and government compliance. Over the years, as the focus shifted to offering improved environmental services with an emphasis on cost savings, Clean Harbors again stepped up, embracing the information age and its many possibilities.

One particular service offering that helps illustrate Clean Harbors' leadership position is its Apollo Program. By bringing technical expertise and resources right to the customer site, Clean Harbors delivers a total waste management solution. Its technicians work in tandem with customers to provide proper waste transportation and disposal, lab chemical packing, industrial cleaning and maintenance, etc. Customers benefit from a safer, more cost-effective and self-sufficient environmental program.

No other company in the industry provides this kind of turnkey solution and it's just one example of Clean Harbors' approach to taking the lead.



Today, Clean Harbors can boast one of the most impressive and expansive operations in North America. Through strategic acquisitions as well as its own in-house advancements in Technical and Site Services, the company has enjoyed considerable success while reshaping the way people think about environmental management.

In an industry not known to produce leaders and visionaries, Clean Harbors certainly has the financial and corporate capabilities to qualify for that role. But, that's not all it takes to be a leader. Talk to any customer or partner who has worked with Clean Harbors and you learn that leadership is defined at a much more personal, much more important level.

The following pages reveal some of their experiences...

Taki

the

"...always there, whenever, wherever."

Transpor

and

EMPOWERING OTHERS

ng
Leadin
tation
Disposal



TO SUCCEED

EMPOWERING OTHERS TO SUCCEED



"The customer needed a reliable source to handle its complex waste management needs across many locations—while keeping costs and liability in check. Clean Harbors' plan included localized pickup and disposal, plus a single point of contact to always be there, whenever and wherever."

Brenda Roop
Account Manager

Taking the Lead in

From incineration, waste treatment, recycling and landfill disposal to more specialized services such as fuel blending and explosives management, Clean Harbors provides reliable, cost-effective Transportation and Disposal services to customers across North America.



The Customer: One of the world's leading manufacturers of faucets, cabinets, architectural coatings, locks, and other home improvement and building products.

The Challenge: With several companies located throughout the U.S., the customer needed to consolidate the number of environmental vendors who provided waste transportation and disposal. The ultimate goal was to increase control of the waste stream process, reduce costs and limit liability.

The Solution: Clean Harbors developed a customized waste pickup and disposal program. Leveraging multiple locations in close proximity to the customer's many locations, Clean Harbors was able to cut transportation costs and limit over-the-road liability. The customer's personnel were trained on site, helping it stay in compliance with present and future regulations.

In addition, a single point of contact was assigned to work with the company's environmental manager, providing several services including monthly reports on waste activities for all facilities. Together, they identify ways the customer can improve waste management and further reduce costs.

Clean Harbors' commitment to service was recognized this past year when Clean Harbors won the customer's Supplier Award.

"...trained people and proven

STABILITY FOR A

methodologies."



CHANGING WORLD

STABILITY FOR A CHANGING WORLD



"The handling of chemicals or chemical waste is a very serious matter, and yet sometimes we also have time constraints working against us. Fortunately, we have the trained people and proven methodologies to tackle the most daunting tasks. Every time."

Pat Kenney

Technical Services General Manager

With highly trained chemists skilled in chemical recognition and compatibility, Clean Harbors' CleanPack® Service provides for the safe handling, packaging, transportation and disposal of hazardous chemicals.



The Customer: A global, multi-billion-dollar pharmaceutical company driving breakthrough developments in the field of medicine.

The Challenge: Having just acquired four research and development facilities with more than 600 labs combined, the customer needed to remove all outdated or undesirable chemicals before it could move in and conduct its own valuable research. Time was of the essence. The company required an environmental services company that had the capabilities to categorize, package and remove chemicals (including hazardous materials) as well as clean and decontaminate each lab.

The Solution: With incredible speed and efficiency, Clean Harbors mobilized over 30 specially trained chemists and field technicians to the four facilities to simultaneously handle laboratory moves, decontamination, lab packs, and transportation and disposal. While the logistics were overwhelming—with multiple trucks moving in and out each day and stringent safety procedures being followed to the last detail—Clean Harbors was able to complete the project using its own resources.

Today, Clean Harbors' Apollo team continues to assist the customer on site with chemical packing procedures, ensuring the safest, most efficient operation possible.

"...no exceptions, no excuses."

MOVING FAST,



GOING FORWARD

MOVING FAST, GOING FORWARD



Howard Alexander

Senior Field Services Account Manager

"Whether the situation calls for us to support their personnel in flood situations or hazardous material spills, or when transformers fail in manholes or at substations, we're committed to being available 24 hours a day, 365 days a year. No exceptions. No excuses."

With a "can-do, hands-on" approach, Clean Harbors' Field Service professionals are dispatched to customer sites all over the country to handle a multitude of projects—quickly and safely.



The Customer: A publicly-traded energy services company, providing electric and gas service to more than two million customers.

The Challenge: With a recent operational expansion, the customer's environmental service needs grew from traditional hazardous waste management and planned environmental service work to emergency spill response, manhole and vault cleaning, and industrial services. The customer was also extending its geographic reach, so it required comprehensive cross-regional environmental capabilities. In addition, the company expected its core business values to be carried forth with any suppliers offering these environmental services.

The Solution: Clean Harbors proposed a comprehensive and customized nationwide program to handle the diverse waste disposal, field service and emergency response needs for all of the customer's operations, anytime, anywhere. This solution provided the customer with the flexibility to use Clean Harbors' extensive environmental experience in a wide range of projects.

Knowing Clean Harbors' trained personnel are available at a moment's notice to respond to any situation—from drum waste pickups and soil excavation to hazardous waste disposal and manhole cleanouts—helps the customer stay focused on the energy business and meeting the day-to-day needs of its ever growing customer base.

How much value do they place on this solution? Enough to recognize Clean Harbors with a Corporate Award for Supplier Excellence.

Taki
the L
Indu

"...they valued that honesty as much

THE PATH

ng
eadin
as the work itself."
strial
Services



BEST TAKEN


THE PATH BEST TAKEN

"With a job of this magnitude and so much risk involved, the customer really appreciated that we came in and said exactly what could and couldn't be done. I think they valued that honesty as much as the work itself."

Dana Aaronson
Industrial Services
General Manager

Taking the Lead in

The Customer: One of the country's largest petroleum refiners, pumping out an average of 935,000 barrels of crude oil per day.

The Challenge: An equalization tank—critical to the customer's operation—was filled with nearly 7,000 tons of hazardous by-product that had to be removed to continue uninterrupted manufacturing. The refinery sought a company that could not only clean the tank, but also minimize the amount of material for disposal and help keep costs down.

Clean Harbors Industrial Services is a leading provider of comprehensive cleaning service solutions for a broad range of industries—from paper and steel manufacturing to oil refining and pharmaceuticals.

The Solution: Calling on its vast arsenal of equipment and trained professionals, Clean Harbors offered an end-to-end solution that included the testing, removal and disposal of the waste, as well as the thorough cleaning and decontamination of the tank and its surrounding area.

Such a project underscores Clean Harbors' wide range of capabilities. For example, treatability testing of the by-product was conducted at Clean Harbors' lab in Houston, Texas. Its crews also utilized a mobile thermal desorbtion unit to process the sludge on site and reduce the overall volume 75 percent, saving the customer a great deal on transportation and disposal costs.

The refinery was so impressed with the quality of the work that Clean Harbors was awarded other tank-cleaning projects.



Selected Financial Data

Income Statement Data (in thousands, except per share data)	*2002*	*2001*	*2000*
Revenues	$ 350,133	$ 251,601	$ 233,466
Cost of revenues	253,412	178,085	166,303
Selling, general and administrative expenses	62,250	44,460	42,238
Depreciation and amortization	15,508	11,113	10,656
Restructuring	750	—	—
Other acquisition costs	5,406	—	—
Income from operations	12,807	17,943	14,269
Other income	129	—	—
Interest expense, net	12,682	9,991	9,167
Income before provision for (benefit from) income taxes and extraordinary loss	254	7,952	5,102
Provision for (benefit from) income taxes	3,787	2,412	(2,016)
Net income (loss) before extraordinary loss	(3,533)	5,540	7,118
Extraordinary loss, early extinguishment of debt, net of no tax benefit	24,658	—	—
Net income (loss)	(28,191)	5,540	7,118
Dividends and accretion on preferred stock	1,291	448	448
Net income (loss) attributable to common shareholders	$ (29,482)	$ 5,092	$ 6,670
Basic earnings (loss) per share			
Income (loss) before extraordinary loss	$ (0.40)	$ 0.45	$ 0.60
Extraordinary loss, early extinguishment of debt	$ (2.02)	$ —	$ —
Net income (loss) attributable to common shareholders	$ (2.42)	$ 0.45	$ 0.60
Diluted earnings (loss) per share			
Income (loss) before extraordinary loss	$ (0.40)	$ 0.40	$ 0.59
Extraordinary loss, early extinguishment of debt	$ (2.02)	$ —	$ —
Net income (loss) attributable to common shareholders	$ (2.42)	$ 0.40	$ 0.59
Weighted average common shares outstanding	12,189	11,404	11,085
Weighted average common shares plus potentially dilutive common shares	12,189	12,676	11,305

Financial Data (in thousands)			
Working capital	$ 24,899	$ 10,529	$ 16,421
Total assets	$ 559,690	$ 156,958	$ 149,568
Long-term obligations, less current portion	$ 156,245	$ 49,410	$ 65,322
Redeemable preferred stock	$ 13,543	$ —	$ —
Stockholders' equity	$ 21,782	$ 49,569	$ 41,635

Directors

Alan S. McKim
President, Chief Executive Officer
and Chairman of the Board,
Clean Harbors, Inc.

John P. DeVillars
Managing Partner,
Bluewave Strategies, LLC

Daniel J. McCarthy
Professor of Strategic Management,
Northeastern University

John T. Preston
President and Chief
Executive Officer,
Atomic Ordered Materials

John F. Kaslow
Consultant to the
Energy Industry

Thomas J. Shields
Managing Director,
Shields & Co.

Lorne R. Waxlax
Former Executive Vice President,
The Gillette Company

Officers

Alan S. McKim
Chairman, President and
Chief Executive Officer*

Eugene A. Cookson
President —
Site Services**

Roger A. Koenecke
Senior Vice President and
Chief Financial Officer*

Stephen H. Moynihan
Senior Vice President —
Strategy and Planning*

William J. Geary, Esq.
Executive Vice President
and General Counsel**

David M. Parry
Senior Vice President —
U.S. Technical Services**

George Curtis
Vice President —
Business Management**

Eric W. Gerstenberg
Senior Vice President —
U.S. Disposal Operations**

Carl D. Paschetag, Jr.
Vice President, Treasurer
and Controller*

Michael A. Quinn
Senior Vice President —
Human Resources**

William F. O'Connor
Senior Vice President —
Risk Management**

Michael J. Twohig
Senior Vice President —
Administration and E-Business**

Guy Adam
Vice President —
Canadian Operations

Jerry E. Correll
Senior Vice President —
Sales and Marketing**

* *Clean Harbors, Inc.*
** *Clean Harbors Environmental Services, Inc.*

Shareholder Information

Form 10-K
Copies of the Company's annual report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission in April 2003, may be obtained without charge online at www.cleanharbors.com, or by writing to the Company at:
1501 Washington Street
PO Box 859048
Braintree, MA 02185-9048
attention: Investor Relations,
781.849.1800, ext. 4191

Annual Meeting
9:00 a.m., May 15, 2003
Le Méridien Hotel
250 Franklin Street
Boston, MA 02210

Auditors
PricewaterhouseCoopers L.L.P.
One International Place
Boston, MA 02110

Clerk of the Corporation
C. Michael Malm
Davis, Malm & D'Agostine P.C.

Corporate Counsel
Davis, Malm & D'Agostine P.C.
One Boston Place
Boston, MA 02108

Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
800.937.5449

Corporate Headquarters
Clean Harbors Environmental Services, Inc.
1501 Washington Street
PO Box 859048
Braintree, MA 02185-9048
781.849.1800
www.cleanharbors.com

Clean Harbors is an Affirmative Action/Equal Opportunity Employer.

Stock Listing

The Company's common stock began trading publicly in the over-the-counter market on November 24, 1987, and was added to the NASDAQ National Market System effective December 15, 1987. The Company's common stock trades on the NASDAQ Stock Market under the symbol CLHB. The following table sets forth the high and low sales prices of the Company's common stock for the indicated periods as reported by NASDAQ.

2002	*High*	*Low*	*2001*	*High*	*Low*
First quarter	$11.80	$3.02	First quarter	$2.69	$1.53
Second quarter	15.64	6.96	Second quarter	2.86	2.08
Third quarter	12.35	6.60	Third quarter	2.82	1.92
Fourth quarter	17.82	7.59	Fourth quarter	4.90	2.16

On March 27, 2003, there were 578 holders of record of the Company's common stock, excluding stockholders whose shares were held in nominee name.

In February 1993, the Board of Directors authorized the issuance of up to 156,416 shares designated as Series B Convertible Preferred Stock (the "Preferred Stock"), with a cumulative dividend of 7% during the first year and 8% thereafter, payable either in cash or by the issuance of shares of common stock. On February 16, 1993, 112,000 shares of Preferred Stock were issued in partial payment of the purchase price for the Cincinnati facility.

On August 27, 2002, the Company's Board of Directors authorized the issuance of up to 25,000 shares designated as Series C Convertible Preferred Stock (the "Series C Preferred Stock"). On September 10, 2002, 25,000 shares of Series C Preferred Stock were issued at $1,000 per share for an aggregate of $25,000,000. As of February 28, 2003, there were six shareholders of record of the Company's Series C Preferred Stock.

The Series C Preferred Stock is entitled to receive dividends at an annual rate of 6% (after which the first year will accrue and compound), is mandatorily redeemable after seven years at its stated value plus accrued dividends, or at any time after issuance (together with accrued dividends thereon) will be convertible at the holder's option into shares of the Company's common stock. The conversion price will initially be $10.50 per share of common stock, subject to customary adjustments for antidilution and potential reset to $8.00 per share if both (i) the Company's Consolidated EBITDA for the year ending December 31, 2003 is less than $115 million and (ii) the average trading price for the Company's common stock for the month of December 2003 is less than $27.50. Dividends are payable or accrue quarterly on the first day of each calendar quarter in January, April, July and October.

The Company has never declared nor paid any cash dividends on its common stock and the Company is prohibited under its loan agreements from paying dividends on its common stock.

Except for payment of dividends on the Preferred Stock, the Company intends to retain all earnings for use in the Company's business and therefore does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Safe Harbor Statement

This annual report contains forward-looking statements, which are generally identifiable by use of the words "believes," "expects," "intends," "anticipates," "plans to," "estimates," "projects," or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Readers should carefully review the risk factors described in documents the Company files from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K dated December 31, 2002. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.




TAKING THE LEAD TOGETHER ◦ 2002




Corporate Headquarters

Clean Harbors Environmental Services, Inc.
1501 Washington Street
PO Box 859048
Braintree, MA 02185-9048
781.849.1800
www.cleanharbors.com

CleanHarbors®
ENVIRONMENTAL SERVICES, INC.


Contains recycled-content paper produced from postconsumer waste.